                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            Informedix Holdings, Inc.

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                                (Name of Issuer)

                          Common Stock, par value $.001

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                         (Title of Class of Securities)

                                    44553R109

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                                 (CUSIP Number)

                                  Bruce Meyers
                             45 Broadway - 2nd Floor
                            New York, New York 10006

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 9, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
         IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
         A CURRENTLY VALID 0MB CONTROL NUMBER.

                                  Page 1 of 7

CUSIP No: 44553R109
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      1. Names of Reporting Persons: Bruce Meyers

         I.R.S. Identification Nos. of above persons (entities only).

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .........................................................[x]
         (b)  .........................................................[ ]
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      3. SEC Use Only
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      4. Source of Funds (See Instructions): OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                            [ ]
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      6. Citizenship or Place of Organization: United States
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Number of        7. Sole Voting Power: 2,660,491
Shares Bene-     ---------------------------------------------------------------
ficially         8. Shared Voting Power: 0
Owned by Each    ---------------------------------------------------------------
Reporting        9. Sole Dispositive Power: 2,660,491
Person with      ---------------------------------------------------------------
                 10. Shared Dispositive Power: 0
                 ---------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,660,491 (see Note 1)
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
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     13. Percent of Class Represented by Amount in Row (11): 7.09%
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     14. Type of Reporting Person (See Instructions): IN
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(1) Reporting Person Bruce Meyers is the President of Meyers Jansen Securities
Corp, which is the general partner of Meyers Associates L.P. and has the power to vote and dispose of the securities owned by himself and Meyers Associates
L.P. Meyers Associates, L.P. is a registered broker dealer.

                                  Page 2 of 7

CUSIP No: 44553R109
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      1. Names of Reporting Persons: Meyers Associates L.P.

         I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .........................................................[x]
         (b)  .........................................................[ ]
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      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds (See Instructions): OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                            [ ]
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      6. Citizenship or Place of Organization: New York, United States
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Number of        7. Sole Voting Power: 2,660,491
Shares Bene-     ---------------------------------------------------------------
ficially         8. Shared Voting Power: 0
Owned by Each    ---------------------------------------------------------------
Reporting        9. Sole Dispositive Power: 2,660,491
Person with      ---------------------------------------------------------------
                 10. Shared Dispositive Power: 0
                 ---------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,660,491 (see Note 1)
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
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     13. Percent of Class Represented by Amount in Row (11): 7.09%
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     14. Type of Reporting Person (See Instructions): BD
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(1) Reporting Person Bruce Meyers is the President of Meyers Jansen Securities
Corp, which is the general partner of Meyers Associates L.P. and has the power to vote and dispose of the securities owned by himself and Meyers Associates
L.P. Meyers Associates, L.P. is a registered broker dealer.

                                  Page 3 of 7

CUSIP No. 147910 10 3
---------------------

ITEM 1. SECURITY AND ISSUER

         The class of equity security to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of INFORMEDIX
HOLDINGS, INC., a Nevada corporation (the "Issuer" or the "Company"). The name and address of the principal executive offices of the Issuer are Georgetown
Park, 5880 Hubbard Drive, Rockville, MD 20852-4821 (Tel. No.: 301-984-1566).

ITEM 2. IDENTITY AND BACKGROUND

(a) Names of Reporting Persons: This statement on Schedule 13D (this
"Statement") is being filed by Bruce Meyers ("Meyers") and Meyers Associates.
L.P. ("Meyers Associates" and together with Meyers, the "Reporting Persons").
Meyers is President of Meyers Jansen Securities Corp., which is the general partner of Meyers Associates, a New York limited partnership. Meyers Associates is a registered broker dealer securities firm. Meyers has the power to control the voting and disposition of the securities held by Reporting Persons.

(b) Residence or business address: The business address of the Reporting Persons is 45 Broadway, 2nd Floor, New York, New York 10006.

(c) The present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted by Meyers is President of Meyers Associates L.P., 45 Broadway, 2nd
Floor, New York, New York. Meyers is President of Meyers Jansen Securities
Corp., which is the general partner of Meyers Associates, a New York limited partnership. Meyers Associates is a registered broker dealer securities firm.

(d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Meyers is a citizen of the United States. Meyers Associates L.P. is a New
York limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons acquired the securities in private placement transactions directly with the Company for services rendered by Meyers
Associates in its capacity as a securities brokerage firm which rendered investment banking services to the Company. The Company completed an exchange offer with existing security holders on March 9, 2005. As a result of the exchange offer, Meyers Associates and Meyers obtained, in exchange for securities previously acquired by Reporting Persons, the shares reported herein.
The Reporting Persons previously had acquired warrants to purchase Units of the
Company, comprised of 135,136 shares of Common Stock, 135,136 Class A Warrants and 135,136 Class B Warrants to purchase 67,568 shares of Common Stock.

                                  Page 4 of 7

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes.

         The Reporting Person or affiliates of the Reporting Person, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock.
Additionally, the Reporting Person may from time to time sell its shares of
Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, the Reporting
Person does not currently have plans or proposals which relate to, or would result in: (a) the acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer*s business or corporate structure; (g) changes in the Issuer*s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Reporting Persons' acquisition of securities of the company in the exchange offer completed on March 9, 2005, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 2,660,491 shares of common Stock of the Company. These figures include the ownership of 648,998 shares directly in the name of Meyers. Such number of shares of Common Stock constitutes approximately 7.09% of the issued and outstanding shares of Issuer's
Common Stock based on the number of shares of Issuer's Common Stock outstanding as of March 22, 2005. The number of shares outstanding is based upon the
Issuer's Report on Form 10QSB for the fiscal quarter ended March 31, 2005 which states there are 37,508,704 shares outstanding. Meyers has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of
Common Stock of the Issuer.

In addition, the Reporting Persons effected the following transactions in the securities of the Issuer in the last 60 days as of the date of this Report.

       A. Mr. Meyers purchased 5,000 shares in an open market transaction on
          April 6, 2005.

       B. Mr Meyers purchased 15,000 shares in an open market transaction on
          April 25, 2005.

(c) Except as described in Item 5(a), the Reporting Persons have not effected any transactions in the Issuer's Common Stock during the past sixty days.

                                  Page 5 of 7

(d) To the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons reported on herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         Except as described below, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder*s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further none of the
Issuer's securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

         The Issuer and Meyers Associates L.P. have entered into a Financial
Consulting Agreement dated as of August 21, 20003 whereby the Issuer retained
Meyers Associates L.P. as its financial advisor. The agreement has a term of three years and provides for Meyers Associates to serve as financial advisor in connection with investment banking transactions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed hereto:

7.1      Form of Financial Consulting Agreement dated as of August 21, 2003 between Meyers Associates L.P. and InforMedix Holdings, Inc.

                                  Page 6 of 7

Signature

         After reasonable inquiry and to the best of my knowledge and belied, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: Dated as of May 30, 2005

/s/ Bruce Meyers
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Signature

Bruce Meyers
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Name

Meyers Associates L.P.
By: Meyers Jansen Securities Corp.
         General Partner

By: /s/ Bruce Meyers
    ----------------
President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  Page 7 of 7